                                                               Exhibit 12(a)


                OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

         Computation of Ratio of Earnings to Fixed Charges (Unaudited)
                                 (In millions)



                                                           Nine Months
                                                       Ended September 30,
                                                       -------------------

                                                         1995         1994
                                                         ----         ----
Earnings:
Income before taxes                                    $175.4       $102.5
Add (deduct):
   Income taxes of 50% owned affiliates                   2.7          3.0

   Equity in losses of less than 50%
      owned affiliates                                    2.0          3.4

   Dividends received from less
     than 50% owned affiliates                            0.7          0.4


   Interest capitalized, net of amortization             (0.1)         0.3

   Fixed charges as described below                      47.8         41.9
                                                       ------       ------

         Total                                         $228.5       $151.5
                                                       ======       ======
Fixed Charges:
   Interest expense                                    $ 34.5       $ 29.3

   Estimated interest factor in rent expense             13.3         12.6
                                                       ------       ------

         Total                                         $ 47.8       $ 41.9
                                                       ======       ======


Ratio of earnings to fixed charges                        4.8          3.6
                                                          ===          ===